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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2002
                                  ViryaNet Ltd.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                             5 Kiryat Hamada Street
                         Science Based Industries Campus
                           P.O. Box 23052, Har Hotzvim
                             Jerusalem 91230, Israel
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                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F     [X]                          Form  40-F     [_]
                       -----------                                 -----------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes           [_]                          No             [X]
                       -----------                                 ----------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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Attached hereto is the Company's press release, issued April 23, 2002, entitled
"ViryaNet Announces Results of Its Special Meeting of Shareholders."

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VIRYANET LTD.




Date:   April 25, 2002                  By: /s/ Albert A. Gabrielli
        --------------                      ----------------------------------
                                            Name: Albert A. Gabrielli
                                            Title: Chief Financial Officer

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                                  Exhibit Index

             Exhibit No.               Description
             -----------               -----------
                 99.1                  Press release issued by the Company on
                                       April 23, 2002 entitled "ViryaNet
                                       Announces Results of Its Special Meeting of Shareholders"

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